Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2019 Financial Results

BEIJING, February 27, 2020 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•	Total revenues were RMB7.5 billion (US$1.1 billion1), representing a 7% increase from the same period in 2018.

•	Operating loss was RMB2.5 billion (US$363.2 million) and operating loss margin was 34%, compared to operating loss of RMB3.3 billion and operating loss margin of 47% in the same period in 2018.

•

Net loss attributable to iQIYI was RMB2.5 billion (US$358.2 million), compared to net loss attributable to iQIYI of RMB3.5 billion in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB3.43 (US$0.49), compared to diluted net loss attributable to iQIYI per ADS of RMB4.83 in the same period of 2018.

•

The number of total subscribing members was 106.9 million as of December 31, 2019, 98.9% of whom were paying subscribing members. This compares to 87.4 million of total subscribing members as of December 31, 2018, up 22% year over year.

Fiscal Year 2019 Highlights

•	Total revenues were RMB29.0 billion (US$4.2 billion), representing a 16% increase from 2018.

•	Operating loss was RMB9.3 billion (US$1.3 billion) and operating loss margin was 32%, compared to operating loss of RMB8.3 billion and operating loss margin of 33% in 2018.

•

Net loss attributable to iQIYI was RMB10.3 billion (US$1.5 billion), compared to net loss attributable to iQIYI of RMB9.1 billion in 2018. Diluted net loss attributable to iQIYI per ADS was RMB14.14 (US$2.03), compared to diluted net loss attributable to iQIYI per ADS of RMB17.01 in 2018.

“We ended 2019 on a solid note with total revenues for the fourth quarter and full year coming in at RMB7.5 billion and RMB29.0 billion, respectively, while content cost only went up by a single digit percentage on full year basis with optimized content structure,” commented Dr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “Growing 36% in 2019, membership business continued to spearhead our overall growth throughout the year, driven by the increasing number of total subscribing members which reached 107 million at year end. As we continued to build our comprehensive content library and capitalize on the deep value of our original IPs, our diversified monetization strategy is gradually bearing fruit with other revenues growing 30% year over year and accounting for a record 13% of our total full-year revenues. Facing the dawn of a new decade, we look forward to the enormous opportunities ahead of us with the approaching 5G commercial adoption and continuous AI technology innovation. We believe the rising willingness of Chinese users to pay for premium content combined with their access to more convenient payment methods, will create significant potential for our business. We are more confident than ever in our content ecosystem and product matrix, which position us well to capture the growth prospects in 2020 and beyond.”

“We are pleased to report a set of solid financial and operating performance for the fourth quarter and full year 2019,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “In addition to our healthy and more diversified top-line growth, our content costs trended lower as a percentage of total revenues in 2019, which is an encouraging sign of our more balanced content mix and rationalized competition landscape. Going forward, we will continue to make smart and disciplined investments in our content, especially original content, as well as our technology innovations, which form the core of our strategy to achieve long-term growth and drive sustainable value for our shareholders.”

Footnotes:

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Fourth quarter 2019 Financial Results

Total revenues reached RMB7.5 billion (US$1.1 billion), representing a 7% increase from the same period in 2018.

Membership services revenue was RMB3.9 billion (US$554.6 million), representing a 21% increase from the same period in 2018. The increase was primarily attributable to the growth in the number of subscribing members, driven by our premium content and various operational initiatives during the quarter.

Online advertising services revenue was RMB1.9 billion (US$270.5 million), representing a 15% decrease from the same period in 2018. The decrease was primarily due to the challenging macroeconomic environment in China.

Content distribution revenue was RMB878.0 million (US$126.1 million), representing a 68% increase from the same period in 2018. The growth was driven by both the higher volume and increased contractual price of the titles we distributed during the quarter.

Other revenues were RMB874.4 million (US$125.6 million), representing a 21% decrease from the same period in 2018, primarily due to the soft performance of certain business lines, partially offset by strong growth in game business.

Cost of revenues was RMB7.9 billion (US$1.1 billion), representing a 7% decrease from the same period in 2018. The decrease was primarily due to lower content costs this quarter, partially offset by the increase of other cost items. Content costs as a component of cost of revenues were RMB5.7 billion (US$814.7 million), representing a 13% decrease from the same period in 2018. This was a combined result of certain major titles being launched late in the quarter, as well as less expenses recorded relating to original content.

Selling, general and administrative expenses were RMB1.4 billion (US$201.0 million), representing a 15% increase from the same period in 2018. This was primarily due to higher marketing spending for certain iQIYI apps, as well as increased sales and marketing expenses of game business.

Research and development expenses were RMB711.3 million (US$102.2 million), representing a 17% increase from the same period in 2018, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB2.5 billion (US$363.2 million), compared to operating loss of RMB3.3 billion in the same period in 2018. Operating loss margin was 34%, compared to operating loss margin of 47% in the same period in 2018.

Total other income was RMB75.3 million (US$10.8 million), compared to total other expense of RMB34.8 million during the same period of 2018. The year-over-year variance was a combined result of the foreign exchange gain due to the fluctuation of exchange rate between Renminbi and the U.S. dollar, increased interest expenses associated with our financing activities, as well as the impairment loss for certain private company investments.

Loss before income taxes was RMB2.5 billion (US$352.4 million), compared to loss before income taxes of RMB3.4 billion in the same period in 2018.

Income tax expense was RMB22.6 million (US$3.2 million), compared to income tax expense of RMB79.5 million in the same period in 2018.

Net loss attributable to iQIYI was RMB2.5 billion (US$358.2 million), compared to net loss attributable to iQIYI of RMB3.5 billion in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB3.43 (US$0.49) for the fourth quarter of 2019, compared to diluted net loss attributable to iQIYI per ADS of RMB4.83 in the same period of 2018.

As of December 31, 2019, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB11.5 billion (US$1.7 billion).

Fiscal Year 2019 Financial Results

Total revenues reached RMB29.0 billion (US$4.2 billion), representing a 16% increase from 2018.

Membership services revenue was RMB14.4 billion (US$2.1 billion), representing a 36% increase from 2018. The increase was primarily attributable to the strong growth in the number of subscribing members, driven by our premium content and various operational initiatives during the year.

Online advertising services revenue was RMB8.3 billion (US$1.2 billion), representing a 11% decrease from 2018. The decrease was primarily due to the challenging macroeconomic environment in China, the uncertainty of certain content scheduling, and the intensified competition in advertising business.

Content distribution revenue was RMB2.5 billion (US$365.5 million), representing a 18% increase from 2018. The growth was primarily attributable to a number of premium content titles that we distributed during the year.

Other revenues were RMB3.7 billion (US$537.7 million), representing a 30% increase from 2018. The increase was driven by the growth of a number of business verticals, especially the robust growth of our game business after the acquisition of Skymoons.

Cost of revenues was RMB30.3 billion (US$4.4 billion), representing a 12% increase from 2018. The increase was primarily driven by higher content costs and other cost items. Content costs as a component of cost of revenues were RMB22.2 billion (US$3.2 billion), representing a 6% increase from 2018.

Selling, general and administrative expenses were RMB5.2 billion (US$752.1 million), representing a 26% increase from 2018. This was primarily due to increased sales and marketing expenses related to certain iQIYI apps and our game business, as well as higher share-based and personnel-related compensation expenses.

Research and development expenses were RMB2.7 billion (US$383.1 million), representing a 34% increase from 2018, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB9.3 billion (US$1.3 billion), compared to operating loss of RMB8.3 billion in 2018. Operating loss margin was 32%, compared to operating loss margin of 33% in 2018.

Total other expense was RMB967.1 million (US$138.9 million), compared to total other expense of RMB676.2 million during 2018. The year-over-year variance was a combined result of increased interest expenses associated with our financing activities, the foreign exchange fluctuation between Renminbi and the U.S. dollar, as well as the impairment loss and lower fair value gain for private company investments.

Loss before income taxes was RMB10.2 billion (US$1.5 billion), compared to loss before income taxes of RMB9.0 billion in 2018.

Income tax expense was RMB51.9 million (US$7.4 million), compared to income tax expense of RMB78.8 million in 2018.

Net loss attributable to iQIYI was RMB10.3 billion (US$1.5 billion), compared to net loss attributable to iQIYI of RMB9.1 billion in 2018. Diluted net loss attributable to iQIYI per ADS was RMB14.14 (US$2.03) for 2019, compared to diluted net loss attributable to iQIYI per ADS of RMB17.01 in 2018.

Financial Guidance

For the first quarter of 2020, iQIYI expects total net revenues to be between RMB7.10 billion (US$1.02 billion) and RMB7.52 billion (US$1.08 billion), representing a 2% to 8% increase from the same period in 2019. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 PM on February 27, 2020, U.S. Eastern Time (8:00 AM on February 28, 2020, Beijing Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode:	1568235

A telephone replay of the call will be available two hours after the conclusion of the conference call through March 6, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	1568235

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, online literature, talent agency and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Revenues:
Membership services	3,200,981	3,716,861	3,861,058	10,622,769	14,435,611
Online advertising services	2,203,637	2,067,385	1,883,100	9,328,061	8,270,600
Content distribution	522,038	680,377	878,044	2,162,643	2,544,221
Others	1,100,666	932,311	874,422	2,875,643	3,743,226

Total revenues	7,027,322	7,396,934	7,496,624	24,989,116	28,993,658

Operating costs and expenses:
Cost of revenues	(8,522,761)	(8,175,751)	(7,914,438)	(27,132,811)	(30,348,342)
Selling, general and administrative	(1,221,681)	(1,349,543)	(1,399,529)	(4,167,889)	(5,236,007)
Research and development	(607,468)	(703,211)	(711,262)	(1,994,652)	(2,667,146)

Total operating costs and expenses	(10,351,910)	(10,228,505)	(10,025,229)	(33,295,352)	(38,251,495)

Operating loss	(3,324,588)	(2,831,571)	(2,528,605)	(8,306,236)	(9,257,837)

Other expense
Interest income	118,025	116,494	89,833	213,969	402,145
Interest expenses	(61,238)	(254,435)	(276,927)	(94,711)	(914,371)
Foreign exchange (loss)/gain, net	(73,836)	(656,105)	443,977	(970,796)	(190,210)
Loss from equity method investments	(16,016)	(33,213)	(49,213)	(16,965)	(155,073)
Other (expense)/income, net	(1,686)	478	(132,388)	192,309	(109,541)

Total other (expense)/income, net	(34,751)	(826,781)	75,282	(676,194)	(967,050)

Loss before income taxes	(3,359,339)	(3,658,352)	(2,453,323)	(8,982,430)	(10,224,887)

Income tax expense	(79,492)	(16,047)	(22,586)	(78,801)	(51,852)

Net loss	(3,438,831)	(3,674,399)	(2,475,909)	(9,061,231)	(10,276,739)

Less: Net income attributable to noncontrolling interests	37,888	13,724	17,876	48,545	46,590

Net loss attributable to iQIYI, Inc.	(3,476,719)	(3,688,123)	(2,493,785)	(9,109,776)	(10,323,329)
Accretion of redeemable convertible preferred shares	—	—	—	(298,990)	—
Accretion of redeemable noncontrolling interests	—	—	(1,542)	—	(1,542)

Net loss attributable to ordinary shareholders	(3,476,719)	(3,688,123)	(2,495,327)	(9,408,766)	(10,324,871)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.69)	(0.72)	(0.49)	(2.43)	(2.02)
Diluted	(0.69)	(0.72)	(0.49)	(2.43)	(2.02)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(4.83)	(5.04)	(3.43)	(17.01)	(14.14)
Diluted	(4.83)	(5.04)	(3.43)	(17.01)	(14.14)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,069,616,758	5,109,395,926	5,123,416,747	3,867,931,786	5,104,882,400
Diluted	5,069,616,758	5,109,395,926	5,123,416,747	3,867,931,786	5,104,882,400

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	December 31,
	2018	2019
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,586,405	5,934,742
Restricted cash	2,174,042	974,932
Short-term investments	6,061,832	4,579,313
Accounts receivable	2,889,234	3,627,749
Prepayments and other assets	2,696,381	3,719,228
Amounts due from related parties	281,710	211,993
Licensed copyrights, net	1,163,839	1,224,881

Total current assets	19,853,443	20,272,838

Non-current assets:
Fixed assets, net	1,618,147	1,754,367
Long-term investments	2,572,040	2,982,154
Deferred tax assets, net	23,873	34,916
Licensed copyrights, net	6,640,910	6,287,330
Intangible assets, net	1,678,193	813,960
Produced content, net	3,736,063	4,355,221
Prepayments and other assets	4,695,883	3,508,476
Operating lease assets	—	722,742
Goodwill	3,888,346	3,888,346
Amounts due from related parties	52,800	172,200

Total non-current assets	24,906,255	24,519,712

Total assets	44,759,698	44,792,550

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	10,162,366	8,212,449
Amounts due to related parties	692,390	1,604,258
Customer advances and deferred revenue	2,195,283	3,081,407
Short-term loans	3,046,449	2,618,170
Long-term loans, current portion	83,720	736,814
Operating lease liabilities, current portion	—	125,412
Accrued expenses and other liabilities	3,632,148	3,794,656

Total current liabilities	19,812,356	20,173,166

Non-current liabilities:
Long-term loans	644,169	880,278
Convertible senior notes	4,712,284	12,296,868
Deferred tax liabilities	96,405	30,136
Amounts due to related parties	1,281,370	1,061,883
Operating lease liabilities	—	402,732
Other non-current liabilities	57,551	232,555

Total non-current liabilities	6,791,779	14,904,452

Total liabilities	26,604,135	35,077,618

Redeemable noncontrolling interests:	—	101,542

Shareholders’ equity:

Class A ordinary shares	138	142
Class B ordinary shares	183	183
Additional paid-in capital	39,666,150	41,298,328
Accumulated deficit	(23,509,486)	(33,834,357)
Accumulated other comprehensive income	1,879,946	2,106,718
Non-controlling interests	118,632	42,376

Total shareholders’ equity	18,155,563	9,613,390

Total liabilities, mezzanine equity and shareholders’ equity	44,759,698	44,792,550